SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated May 21, 2020, titled: "G. Willi-Food International Announces Its Board’s Decision to Register Its Shares for Dual Listing on the Tel Aviv Stock Exchange".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: May 21, 2020

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL ANNOUNCES ITS BOARD'S DECISION
TO REGISTER ITS SHARES FOR DUAL LISTING ON THE TEL AVIV STOCK EXCHANGE

YAVNE, Israel – May 21, 2020 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced the decision of its Board of Director to register the Company's shares for dual listing on the Tel Aviv Stock Exchange ("TASE").

Dual listing on the TASE is allowed under Israeli law without any additional reporting or other regulatory requirements for companies whose shares are listed on certain exchanges outside of Israel, including the NASDAQ Capital Market.

In order for Wili-Food to qualify for the dual listing registration process, it is required to meet the requirements of the Israel Securities Authority (ISA) and the TASE.

Willi-Food’s Board of Directors has approved registration on the TASE subject to satisfaction of the above requirements.

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: “We are excited about the possibility of joining the TASE with this dual listing. We hope that the TASE dual listing will increase our visibility within the Israeli investment community, expand the Company’s shareholder base and enable a convenient way for Israeli institutional investors to invest in the Company and be part of its ongoing growth.”

In the event that Willi-Food’s ordinary shares are registered for dual listing on the TASE, such shares will continue to be listed on the NASDAQ Capital Market in the United States, and the Company will remain subject to the rules and regulations of NASDAQ and of the U.S. Securities and Exchange Commission.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies Ltd. (Former: "Gold-Frost Ltd."), a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

During 2019, the company began to engage in the non-bank credit field. This activity is executed and managed through W.F.D (Import, Marketing and Trading) Ltd., a wholly-owned and controlled subsidiary of the Company. The activity is funded from the Willi-Food group’s own resources and executed in parallel to the existing activity of importing, marketing and distributing of food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 19, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

SOURCE: G. Willi-Food International Ltd.